MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

                                        May 27, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
Attn: Stephanie Hui
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 55 to Registration Statement on Form N-1A for MFS Series Trust III: ("The Trust") on behalf of MFS Global High Yield Fund (formerly, MFS High Yield Opportunities Fund) (the "Fund") (File Nos. 2-60491 and 811-02794)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments of May 12, 2014, and May 14, 2014, on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on March 31, 2014. The PEA was filed for the purpose of incorporating revisions associated with changes to the Fund's name, which will become effective on May 31, 2014.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
May 27, 2014

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus Comments

2.	Comment:	Please confirm whether the Annual Fund Operating Expenses table will include a line item for acquired fund fees and expenses.

Response:	We confirm that acquired fund fees and expenses will be included as a separate line item in the Annual Fund Operating Expenses table.

3.	Comment:
Please confirm that footnote 1 to the Fee Reductions and/or Expense Reimbursements line of the Annual Fund Operating Expenses table will include a description of the waiver, the period for which the waiver is expected to continue, and who can terminate the arrangement and under what circumstances it may be terminated.

Response:	The following footnote will be added to the Annual Fund Operating Expenses table:

Massachusetts Financial Services Company has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity, and fees and expenses associated with investments in investment companies and other similar investment vehicles), such that ‘‘Total Annual Fund Operating Expenses” do not exceed 1.05% of the fund’s average daily net assets annually for each of Class A and Class R3 shares, 1.80% of the fund's average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.80% of the fund’s average daily net assets annually for each of Class I and Class R4 shares, 1.30% of the fund’s average daily net assets annually for Class R2 shares, and 0.73% of the fund’s average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least May 31, 2015.

Securities and Exchange Commission
May 27, 2014

We believe the footnote describes the period through which the waiver is expected to continue, who can terminate the arrangement and under what circumstances it may be terminated.

4.	Comment:
Within the "Principal Investment Strategies" section, please clarify that "net assets" for purposes of the 80% name test includes borrowing for investment purposes, as required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

Response:
To the extent the Fund borrows for investment purposes, the borrowing would be included in the Fund's net assets for purposes of the Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowing for investment purposes is not a principal strategy for the Fund, we do not believe it is necessary to include the technical definition of net assets.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, we would include the requested disclosure.

5.	Comment:
Given the Fund's name change to include the term "global," please confirm how the Fund's investment strategies meet the requirements pursuant to Rule 35d-1 under the Investment Company Act of 1940. as amended (the "1940 Act").

Response:
Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that it focuses its investments on a particular type of investment adopt a policy of investing, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by its name. The SEC made clear in the release adopting Rule 35d-1 (Release No. IC-24828) ("Name Test Adopting Release"), as well as in the "Frequently Asked Questions" published after Rule 35d-1 was adopted, that the rule does not apply where the name includes the term "global." According to the Name Test Adopting Release, the terms “international” and “global,” "connote diversification among investments in a number of different countries throughout the world," and the SEC would expect "that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world."  Investment Company Names, Investment Company Act Release No. 24828 at footnote 42.  If Rule 35d-1 does not apply, the general test of whether a particular fund is misleading under Section 35(d) is "whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments."  Investment Company Names, Investment Company Act Release No. 24848 at footnote 11.  We do not believe the use of the term "global" in the Fund's name is materially misleading or deceptive under Section 35(d) of the 1940 Act given the Fund's current and anticipated investment practices, but will clarify the Fund's investment strategy by adding the following sentence to the Fund's principal investment strategies:

Securities and Exchange Commission
May 27, 2014

MFS normally allocates the fund's investments across different countries and regions.

6.	Comment:
Within the "Principal Investment Strategies" section, please confirm whether "high income debt instruments" referenced in the 80% name test includes junk bonds.  If so, please consider revising the disclosure to include "which could include lower quality debt instruments (commonly known as junk bonds)."

Response:
We do not believe that use of the term "high yield" in a fund's name requires that the fund have a policy that specifically references lower quality debt instruments or junk bonds under Rule 35d-1.  While high income debt instruments generally include lower quality debt instruments, the strategy clearly discloses this and the related risks of such investments (including, in Credit Risk, that high income debt instruments are frequently referred to as junk bonds).  In addition, any change to the 80% policy would require shareholder notice under Rule 35d-1, and we believe the suggested change is unnecessary and potentially confusing.

7.	Comment:
Within the Principal Investment Strategies section, please confirm whether the Fund intends to invest 25% or more of the Fund's assets in sovereign debt of a foreign country.  If so, please consider revising the disclosure to reflect this investment strategy.

Response:	MFS does not intend to invest more than 25% of the Fund's assets in the sovereign debt of a particular foreign country.

8.	Comment:
The "Principal Investment Strategies" section includes disclosure stating that "MFS may invest the fund's assets directly and/or indirectly in U.S. and foreign securities, including emerging market securities." Please consider revising the disclosure to specify if the "securities" are debt instruments or equity securities.

Response:
As stated in the "Principal Investment Strategies", for purposes of the Fund's Rule 35d-1 80% policy, the disclosure states that MFS will invest at least "80% of the fund's net assets in high income debt instruments."  We believe that this disclosure about the types of securities in which the Fund invests is clear as is; therefore, we respectfully decline to revise the existing disclosure about where the Fund's investments are located to include a further reference to investment types.

Securities and Exchange Commission
May 27, 2014

9.	Comment:
The "Principal Investment Strategies" section includes disclosure stating that "MFS may invest a large percentage of the fund's assets in issuers in a single country, a small number of countries, or a particular geographic region."  Please confirm how large of a percentage the Fund intends to invest in a single country, a small number of countries or in a particular geographic region, considering whether the name of the Fund is misleading, depending on that percentage.

Response:
The use of the term "large" is meant to provide information about the consequences of the Fund's global investing strategy, not to state a specific investment policy.  In these circumstances, we are not aware of any legal requirement to include percentage limits for the investment types in which the Fund invests; therefore, we respectfully decline to amend this disclosure.  However, we recognize that a fund with the term "global" in its name must invest consistently with its name and therefore monitor the level of the fund's investments in single countries to ensure that the fund's investment practices are consistent with the use of the term "global" in its name.

10.	Comment:
Within the "Principal Investment Strategies" section, the disclosure states that "MFS may invest up to 100% of the fund's assets directly and/or indirectly in less than investment grade quality debt instruments (lower quality debt instruments)."  Please revise the description of "lower quality debt instruments" to include "commonly known as junk bonds."

Response:
We are not aware of any legal requirement to include "commonly known as junk bonds" in investment strategy disclosure relating to "lower quality debt instruments."  Please note that we have included the requested "junk bond" reference in the "Credit Risk" paragraph within the "Principal Risks" section of the prospectus as follows:  "Lower quality debt instruments (commonly known as "high yield securities" or "junk bonds").  Therefore, we respectfully decline to amend this disclosure.

Securities and Exchange Commission
May 27, 2014

11.	Comment:
Floating rate loans are included in the "Principal Investment Types" section of the statutory prospectus.  If investing in floating rate loans is considered a principal investment strategy and a principal investment risk of the Fund, please consider adding the applicable strategies and risks disclosure to the Fund's summary and statutory prospectuses.

Response:
Floating rate loans are a type of debt instrument in which the Fund may invest.  We will add a reference to "floating rate loans" in the "Principal Investment Strategies" section of the summary prospectus as follows:

Debt instruments include corporate bonds, foreign government securities, floating rate loans, asset-backed securities, and other obligations to repay money borrowed.

Please note that the reference to "asset-backed securities" has been deleted, as shown above, as we do not believe investing in asset-backed securities is a principal investment strategy of the Fund. Given the Fund's current and anticipated level of investment in floating rate loans, we believe the current risk disclosure included in the credit risk paragraphs appropriately describes the principal risks of investing in floating rate loans; i.e., the credit risk associated with the borrower and underlying collateral and the risk of lower quality investments. Therefore, we respectfully decline to add any additional risk disclosure with respect to floating rate loans.

12.	Comment:
Please consider whether investing in underlying funds is a principal investment risk of the Fund that should be disclosed in the summary and statutory prospectuses given that the principal investment strategies disclosure states that MFS "normally invests directly and/or indirectly through investment in mutual funds advised by MFS" and, the "Principal Investment Types" disclosure includes "MFS Pooled Portfolios."

Response:
We do not believe investing in underlying funds is an additional principal investment risk of the Fund because the risks of the MFS Pooled Portfolio in which the Fund invests are the same risks as the risks of the Fund's direct investments and are therefore already disclosed. We, therefore, respectfully decline to add additional risk disclosure.

13.	Comment:
The "Principal Risks" section of the prospectus includes disclosure regarding lower quality debt instruments under the caption "Credit Risk."  Please consider creating a separate category with a bolded heading for lower quality debt instruments to separate lower quality debt instruments risk from general credit risk.

Securities and Exchange Commission
May 27, 2014

Response:
We are not aware of any legal requirement to identify the risks of lower quality debt instruments as unique risks separate from credit risk, and we believe it is appropriate to include lower quality debt instruments risk under the heading Credit Risk; therefore, we respectfully decline to amend this disclosure.

14.	Comment:
The "Principal Risks" section of the prospectus includes disclosure regarding emerging markets under the caption "Foreign and Emerging Markets Risk."  Please define emerging markets and disclose how the Fund determines if a country is an emerging markets country.

Response:
For funds that do not use the term "emerging markets" in their name, we are not aware of any legal requirement to define in a fund's prospectus "emerging markets" or identify which countries MFS considers to be "emerging markets."  We note that that the Fund is not subject to any percentage investment restrictions on emerging market investments, and therefore believe a technical definition of "emerging markets" or which countries MFS considers to be "emerging markets" is not necessary or helpful to an investor's understanding of the Fund's principal investment strategies and risks.

15.	Comment:
The "Management of the Fund" section of the prospectus includes disclosure regarding fee waiver arrangements.  Please more clearly describe who can terminate the arrangements and under what circumstances.

Response:
The fee waivers included in the "Management of the Fund" section of the prospectus state: "This written agreement will remain in effect until modified by the fund's Board of Trustees, but such agreement will continue until at least May 31, 2015."  We believe this disclosure accurately describes that the Fund's Board can terminate the arrangements after May 31, 2015; therefore, we respectfully decline to revise this disclosure.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                        Sincerely,

                                        SUSAN A. PEREIRA
                                        Susan A. Pereira
                                        Assistant Secretary